SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	On August 13, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2009, and the fiscal year ended March 31, 2010. This translation is unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 14, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

1.	On August 13, ORIX Corporation (“the Company”) filed its quarterly financial report (shihanki houkokusho) with the Kanto Financial Bureau in Japan. This document is an English translation of consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three months ended June 30, 2009, and the fiscal year ended March 31, 2009. This translation is unaudited.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009	Fiscal year ended March 31, 2009
Total Revenues	271,961	238, 960	1,075,325
Income before Income Taxes and Discontinued Operations	50,773	12,837	10,009
Net Income Attributable to ORIX	32,359	7,631	21,924
Shareholders’ Equity	1,251,832	1,175,444	1,167,530
Total Assets	9,005,411	8,139,440	8,369,736

Shareholders’ Equity Per Share (yen)	14,111.43	13,147.74	13,059.59
Basic Earnings Per Share (yen)	362.96	85.36	246.59
Diluted Earnings Per Share (yen)	356.09	72.02	233.81
Shareholders’ Equity Ratio (%)	13.90	14.44	13.95
Cash Flows from Operating Activities	(26,740)	6,450	308,779
Cash Flows from Investing Activities	(85,605)	111,792	171,183
Cash Flows from Financing Activities	29,024	(177,502)	(334,587)
Cash and Cash Equivalents at End of Period	239,267	402,461	459,969
Number of Employees	19,386	19,022	18,920

Note:	1.	Consumption tax is excluded from the stated amount of total revenues.
	2.	As a result of the recording of “Discontinued Operations” in accordance with FASB Statement No.144 (“Accounting for impairment or Disposal of Long-lived Assets”), certain amounts in the fiscal year ended March 31, 2009 have been reclassified retroactively.
	3.	Pursuant to FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51”), net income reclassified into net income attributable to ORIX, as of April 1, 2009.

(2) Overview of Activities

For the three months ended June 30, 2009, no significant changes were made in the Company and its subsidiaries’ operations. See “Changes of Principal Related Companies” below about changes in the activities of principal related companies.

(3) Changes of Principal Related Companies

Changes of principal related companies for the three months ended June 30, 2009 are as follows:

Additions:

There were no additions during the three months ended June 30, 2009.

Deletions:

There were no deletions during the three months ended June 30, 2009.

(4) Number of Employees

The following shows the total number of employees in the Company and its subsidiaries as of June 30, 2009:

Number of employees
19,022

Note:	(a)	The above number is full-time basis.
	(b)	The average number of temporary employees is 5,944 for the three months ended June 30, 2009.

2.	Operating Results

(1) Earnings Summary

Total revenues and profits (losses) by segment for the three months ended June 30, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended June 30, 2008		Three months ended June 30, 2009		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits (losses)	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	35,799	5,746	30,441	1,894	(5,358)	(15)	(3,852)	(67)
Maintenance Leasing	58,863	7,506	56,237	5,192	(2,626)	(4)	(2,314)	(31)
Real Estate	60,755	21,089	42,645	261	(18,110)	(30)	(20,828)	(99)
Investment Banking	23,336	7,257	21,011	(10,161)	(2,325)	(10)	(17,418)	—
Retail	49,650	7,258	43,225	5,181	(6,425)	(13)	(2,077)	(29)
Overseas Business	46,360	5,750	42,273	11,257	(4,087)	(9)	5,507	96

Subtotal	274,763	54,606	235,832	13,624	(38,931)	(14)	(40,982)	(75)

Difference between Segment Totals and Consolidated Amounts	(2,802)	(3,833)	3,128	(787)	5,930	—	3,046	—

Consolidated Amounts	271,961	50,773	238,960	12,837	(33,001)	(12)	(37,936)	(75)

(2) Total Assets

Total assets by segment at June 30, 2009 and March 31, 2009 are as follows:

	Three months ended June 30, 2009		Fiscal year ended March 31, 2009		Change
	Millions of yen	Composition ratio	Millions of yen	Composition ratio	Amount	Percent (%)
Corporate Financial Services	1,477,187	18.2%	1,583,571	18.9%	(106,384)	(7)
Maintenance Leasing	622,059	7.6	648,314	7.8	(26,255)	(4)
Real Estate	1,162,681	14.3	1,175,437	14.0	(12,756)	(1)
Investment Banking	1,286,514	15.8	1,321,491	15.8	(34,977)	(3)
Retail	1,596,300	19.6	1,554,006	18.6	42,294	3
Overseas Business	906,597	11.1	949,852	11.3	(43,255)	(5)

Subtotal	7,051,338	86.6	7,232,671	86.4	(181,333)	(3)

Difference between Segment Totals and Consolidated Amounts	1,088,102	13.4	1,137,065	13.6	(48,963)	(4)

Consolidated Amounts	8,139,440	100.0%	8,369,736	100.0%	(230,296)	(3)

(3) New Business Volumes

New business volumes of direct financing leases, installment loans, operating leases, investment in securities, other operating assets for the three months ended June 30, 2009 and 2008 are as follows:

	Millions of yen		Change
	Three months ended June 30, 2008	Three months ended June 30, 2009	Amount	Percent (%)
Direct Financing Leases:
New equipment acquisitions	112,879	49,629	(63,250)	(56)
Installment Loans:
New loans added	359,587	157,222	(202,365)	(56)
Operating Leases:
New equipment acquisitions	86,112	45,299	(40,813)	(47)
Investment in Securities:
New securities added	195,084	61,869	(133,215)	(68)
Other Operating Transactions:
New assets added	17,547	4,231	(13,316)	(76)

3.	Risk Factors

There were not any significant changes.

4.	Material Contract

Not applicable

5.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. Future factors and trends were assessed as of the issue date of quarterly financial report (Shihanki Houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

As a result of the unprecedented and extensive fiscal stimulus expenditures by major economic countries in reaction to the financial crisis, the global economy has started to show signs of recovery. The International Monetary Fund (IMF) has also revised their global economic forecast upward, and has proclaimed that the worst is behind.

In the U.S., the stress tests for major financial institutions have been concluded and confidence in the financial system has been gradually recovering; however sequential bankruptcies of major automobile manufacturers make it difficult to foresee when unemployment will peak. In addition, real estate prices have continued to fall and there are concerns that the remaining risks will be exposed now that initial stimulus measures have taken effect and no new economic countermeasures have been introduced.

In Japan, domestic economic conditions have shown signs of bottoming out since April as a result of inventory adjustments, governmental economic stimulus packages and increased exports to China. The Bank of Japan’s short-term economic survey of enterprises (the Tankan) has also shown slight improvement in business confidence. However, real economic recovery is projected to take some time due to declining real estate prices and a continued rise in office-building vacancy rates.

Financial Highlights
Revenues	¥238,960 million (Down 12% year on year)
Income before Income Taxes*	¥12,837 million (Down 75% year on year)
Net Income Attributable to ORIX	¥7,631 million (Down 76% year on year)
Earnings Per Share (Basic)	¥85.36 (Down 76% year on year)
Earnings Per Share (Diluted)	¥72.02 (Down 80% year on year)
ROE (Annualized)	2.6% (June 30, 2008: 10.3%)
ROA (Annualized)	0.37% (June 30, 2008: 1.44%)

Note 1:	ROE is calculated using total shareholders’ equity, as stipulated by U.S. Accounting standards. Net income attributable to ORIX is equivalent to net income, which had been used until the fiscal year ended March 31, 2009.

(*)	“Income before Income Taxes” refers to “Income before Income Taxes and Discontinued Operations.”

Overview of Business Performance (April 1, 2009 to June 30, 2009)

Operating Revenues

Operating Revenues: ¥238,960 million (down 12% year on year)

Revenues decreased 12% to ¥238,960 million compared to ¥271,961 million for the same period of the previous fiscal year. Despite the overall decrease in revenue, signs of recovery were seen in certain aspects of the domestic and international financial markets, and revenues from brokerage commissions and net gains (losses) on investment securities increased compared to the same period of the previous fiscal year. However, investment in direct financing leases and installment loans decreased due to a decline in the balance as the result of stringent selection of new transactions and a decrease in real estate-related finance. In addition, gains on sales of office buildings have declined due to fewer sales of real estate under operating leases as a result of the stagnant real estate market.

Revenues from direct financing leases decreased 22% to ¥13,564 million and interest on loans and investment securities decreased 18% to ¥41,955 million compared to the same period of the previous fiscal year. This is in line with the decreased loan balances chiefly in the Corporate Financial Services and Investment Banking segments as a result of stringent selection of new transactions, enhanced collections and reduction of real estate-related loans.

Gains on sales of real estate under operating leases mainly recorded in the Real Estate segment decreased 95% to ¥489 million compared to the same period of the previous fiscal year. As financial institutions have kept a cautious stance toward real estate-related lending, the real estate market is still sluggish and the current market mainly consists of small property sales.

Other operating revenues decreased 12% to ¥69,196 million compared to the same period of the previous fiscal year. Revenues from integrated facilities management decreased as a result of the sale of 100% shares of ORIX Facilities, included in the Real Estate segment, to DAIKYO INCORPORATED in March 2009. Revenues from the facilities operation business such as hotels and golf courses included in the Real Estate segment, as well as revenues from automobile maintenance in the Maintenance Leasing segment maintained similar levels compared to the same period of the previous fiscal year.

Life insurance premiums and related investment income decreased 21% to ¥26,097 million compared to the same period of the previous fiscal year. “Life insurance premiums” decreased for the life insurance operations in the Retail segment due to the promotion of indemnity products such as individual term life and medical insurance as well as a sluggish growth in sales in April and May compared to the previous fiscal year in anticipation of renewal of products in June. In addition, operating revenues from insurance-related investments have improved since significant losses were recorded in the fourth quarter of the previous fiscal year, however revenues are down compared to the same period of the previous fiscal year.

Revenue from operating leases decreased 3% to ¥69,769 million compared to the same period of the previous fiscal year. Precision measuring and other equipment rentals in the Maintenance Leasing segment decreased compared to the same period of the previous fiscal year due to decreased demand. In addition, revenues from overseas automobile leasing decreased on a yen-equivalent basis due to the effects of an appreciated yen compared to the same period of the previous fiscal year.

Brokerage commissions and gains on investment securities improved to ¥7,487 million from a loss of ¥80 million in the same period of the previous fiscal year. Gains on investment securities improved compared to the same period of the previous fiscal year, as investment losses for the private equity funds were recorded in the Investment Banking segment. In addition, realized gains on trading securities increased as a result of a recovery in the U.S. equity and bond markets. Brokerage commissions remained flat compared to the same period of the previous fiscal year.

Operating Expenses

Expenses: ¥216,255 million (Up 8% year on year)

As a result of the implementation of cost reduction programs in response to the challenging economic conditions, selling, general and administrative expenses decreased, however provisions for doubtful receivables and probable loan losses and write-downs on securities increased compared to the same period of the previous fiscal year.

Selling, general and administrative expenses were down 12% to ¥56,716 million compared to the same period of the previous fiscal year due to decreases in personnel and selling expenses through the pursuit of cost reduction programs.

Life insurance costs decreased 17% to ¥21,779 million compared to the same period of the previous fiscal year in line with a decrease in insurance premiums due to the promotion of the sale of indemnity products.

Interest expense decreased 11% to ¥23,050 million compared to the same period of the previous fiscal year due to decreased debt levels as a result of a continued reduction of interest-bearing debt and lower overseas funding costs.

Cost of real estate sales decreased 9% to ¥10,596 million compared to the same period of the previous fiscal year. Write-downs on condominiums under development recorded during the same period of the previous fiscal year were not recorded for the first fiscal period, however the cost rate exceeded 100% of real estate sales for the condominium operations.

Costs of operating leases decreased 3% to ¥48,388 million compared to the same period of the previous fiscal year. Increased costs associated with increases in assets in the Maintenance Leasing and Real Estate segments were offset by decreases associated with a reduction in assets and the foreign exchange effects of an appreciated yen in the Overseas Business segment.

Other operating expenses decreased 12% to ¥39,856 million compared to the same period of the previous fiscal year due to a decrease in expenses associated with decreased operating revenues resulting from the sale of ORIX Facilities.

Provisions for doubtful receivables and probable loan losses increased 19% to ¥12,405 million compared to the same period of the previous fiscal year. New occurrences of loans individually evaluated for impairment, which increased in the previous fiscal year, have shown signs of slowing down in the first fiscal period. As a result, provisions for doubtful receivables and probable loan losses have decreased since the fourth quarter of the previous fiscal year.

Provisions for doubtful receivables and probable loan losses increased in line with an increase in loans individually evaluated for impairment during the previous fiscal year, which consisted mainly of installment loans to real estate-related companies. At the end of the first fiscal period, installment loans to real estate-related companies (excluding non-recourse loans issued by SPCs) accounted for ¥630,475 million, or 20% of all outstanding installment loans. Installment loans to real estate-related companies are chiefly secured with real estate as collateral. Loans individually evaluated for impairment that require valuation allowance is slightly down from ¥216,971 million to ¥211,543 million, and the valuation allowance for this amount has increased to ¥51,811 million from ¥47,592 million on March 31, 2009. The valuation allowance increased despite the slight decrease in loans individually evaluated for impairment, due to decline in real estate prices that caused the deterioration of collateral value for the existing loans individually evaluated for impairment.

Write-downs of securities increased 43% to ¥2,748 million compared to the same period of the previous fiscal year due to increased write-downs on CMBS, RMBS and the equities portfolio.

Write-downs of long-lived assets were ¥102 million chiefly due to write-downs on rental real estate properties in the Real Estate segment.

As a result of the foregoing changes, operating income decreased 38% to ¥22,705 million compared to the same period of the previous fiscal year.

Net Income Attributable to ORIX

Net Income Attributable to ORIX: ¥7,631 million (Down 76% year on year)

Equity in net income (loss) of affiliates decreased to a loss of ¥9,161 million from a profit of ¥14,636 million in the same period of the previous fiscal year. The Real Estate segment recorded a loss of ¥119 million compared to a profit of ¥8,687 million in the same period of the previous fiscal year due to significant decrease in the number of residential condominiums developed through certain joint ventures in Japan. In addition, due to the JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law in May, the Investment Banking segment recorded the total balance of the investment in preferred shares as loss on investment in affiliate, and loss from the sale of common shares on the market as loss on sale of affiliates. Although equity in net income from The Fuji Fire and Marine Insurance Co., Ltd and DAIKYO INCORPORATED decreased compared to the same period of the previous fiscal year, the amount of the loss has decreased since the third quarter of the previous fiscal year when these losses were originally recorded.

As a result of the foregoing changes, income before income taxes was ¥12,837 million.

Discontinued operations, net of applicable tax effect recorded a loss of ¥239 million compared to a profit of ¥2,724 million in the same period of the previous fiscal year chiefly due to write-downs on real estate under operating leases in Japan.

As a result of the foregoing changes, net income attributable to ORIX for the fiscal quarter decreased 76% to ¥7,631 million compared to ¥32,359 million during the same period of the previous fiscal year.

Segment Information

Segment profits (Note 2) for the first fiscal period increased for the “Overseas Business”, while “Corporate Financial Services”, “Maintenance Leasing”, “Real Estate”, “Investment Banking” and “Retail” profits decreased compared to the same period of the previous fiscal year.

The business performance is on the path to recovery as seen in such factors that the number of segments securing profits increased to five compared to three in the fourth quarter of the previous fiscal year. The “Corporate Financial Services” and “Retail” segments, which had previously recorded losses, returned to profitability, and losses recorded in the “Investment Banking” segment significantly decreased despite losses realized due to JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law.

Note 2:	The Company evaluates performance based on quarterly “income before income taxes and discontinued operations” as well as results of “discontinued operations” and “net income attributable to the noncontrolling interests” before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for the first three-month period of fiscal 2010 is as follows.

Corporate Financial Services

This segment mainly consists of lending, leasing, commission businesses for the sale of financial products, and environment-related business.

Segment revenues were down 15% to ¥30,441 million compared to ¥35,799 million in the same period of the previous year due to a 23% decrease in the average aggregate asset balance of direct financing leases and installment loans resulting from the stringent selection of new transactions and enhanced collections under the severe operating environment.

Segment expenses were flat compared to the same period of the previous fiscal year. Selling, general and administrative expenses decreased 8%, while provisions for doubtful receivable and probable loan losses increased 23% compared to the same period of the previous fiscal year. Despite the increase in provisions for doubtful receivables and probable loan losses compared to the same period of the previous fiscal year, they have decreased since the previous fourth quarter, as the occurrence of new loans individually evaluated for impairment decreased, mainly due to restrictions placed on new installment loans to real estate-related companies, increased collateral requirements, and the effects of corporate financial assistance received through government programs.

Under these circumstances, segment profits decreased 67% to ¥1,894 million compared to ¥5,746 million in the same period of the previous fiscal year.

Segment assets were down 7% to ¥1,477,187 million compared to March 31, 2009 due to a decrease in a balance of direct financing lease assets and installment loans.

Maintenance Leasing

This segment consists of automobile operations and rental operations. Automobile operations include automobile leasing, car rentals and car sharing. Rental business includes precision measuring equipment and IT-related equipment rentals and leasing.

The maintenance leasing market continues to face a severe operating environment as enterprises are spending less on capital expenditure. However, our Maintenance Leasing segment has maintained relatively stable revenues by capitalizing on ORIX’s position as the industry-leader in terms of market share and providing high value-added services.

Segment revenues were down 4% to ¥56,237 million compared to ¥58,863 million in the same period of the previous fiscal year due to decreased demand in measuring and other equipment rental operations and a decrease in gains on sales of used cars resulting from the sluggish secondary market.

Segment expenses remained flat compared to the same period of the previous fiscal year resulting from a rise in depreciation expenses due to increased operating lease assets, although selling, general and administrative expense was decreased as a result of cost reduction programs.

As a result of the foregoing, segment profits declined 31% to ¥5,192 million compared to ¥7,506 million in the same period of the previous fiscal year.

Segment assets were down 4% to ¥622,059 million compared to March 31, 2009 due to a decrease in new transactions resulting from weakening demand.

Real Estate

This segment consists of development and leasing of properties such as office buildings and commercial facilities; residential condominium development and sales; operation of hotels, golf courses and training facilities; development and management of senior housing; REIT asset management; and real estate investment and advisory services.

Although the market for some larger properties as well as small properties has started to see an increase in sales activity, the current real estate market still remains sluggish and has not recovered. As a result of the sluggish market environment, gains on sales of real estate under operating leases have declined significantly compared to the same period of the previous fiscal year.

The condominium development business has seen a sharp fall in profits due to a decline in profitability and a decrease in the number of condominiums delivered to 375 units in the first fiscal period from 739 units in the same period of the previous fiscal year, although write-downs on projects under development, which were recognized in the same period of the previous fiscal year, were not recorded during this fiscal period. Equity in net income (loss) of affiliates also declined compared to the same period of the previous fiscal year mainly due to a decrease in the number of delivered condominiums developed through certain joint ventures.

Revenues from integrated facilities management services decreased due to the sale of ORIX Facilities in March 2009.

As a result, segment revenues were down 30% to ¥42,625 million compared to the same period of the previous fiscal year, while profits declined 99% to ¥261 million compared to the same period of the previous fiscal year.

Although inventories related to the condominium development business decreased, segment assets were ¥1,162,681 million, approximately the same level as the fiscal year ended March 31, 2009, due to an increase in real estate under operating leases, which are expected to generate stable cash flows.

Investment Banking

This segment consists of real estate-related finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital.

Segment revenues declined 10% to ¥21,011 million compared to the same period of the previous fiscal year. Revenues were down because of a 24% decrease in the average balance of installment loans compared to the same period of the previous fiscal year, due to a decrease in new transactions as a result of stricter selection criteria for new transactions and a focus on collections in the real estate-related finance business. Revenues also declined in the loan servicing business due to a decrease in collections from the sales of collateral resulting from the continued lack of liquidity in the real estate market.

Segment expenses were down 10% compared to the same period of the previous fiscal year mainly due to a decrease in interest expenses and selling, general and administrative expenses. Provisions for doubtful receivables and probable loan losses increased compared to the same period of the previous fiscal year, although they have decreased compared to the previous fourth quarter.

The principal investment business recorded a loss due to JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law. In addition, equity in net income from The Fuji Fire and Marine Insurance Co., Ltd and DAIKYO INCORPORATED decreased compared to the same period of the previous fiscal year, although conditions have improved since the third quarter of the previous fiscal year when those losses were originally recorded.

Under these circumstances, the segment recorded a loss of ¥10,161 million compared to a profit of ¥7,257 million in the same period of the previous fiscal year.

Segment assets decreased 3% to ¥1,286,514 million compared to March 31, 2009. Real estate collateral has been acquired in some cases in order to maximize collections and to increase real estate value by capitalizing on ORIX’s real estate value chain. Upon acquiring a property, a portion of the installment loan and investment in securities (specified bonds issued by SPEs) were reclassified as investment in operating leases. As a result, installment loans and investment in securities (specified bonds issued by SPEs) decreased while investment in operating leases increased.

Retail

This segment consists of the trust and banking business, the card loan business, the life insurance operations, and the securities brokerage.

Revenues rose in the trust and banking business due to an increase in installment loans, while profits remained flat compared to the same period of the previous fiscal year due to increases in selling, general and administrative expenses from expanded operations. Profits decreased in the card loan business compared to the same period of the previous fiscal year due to increased provisions for doubtful receivables and probable loan losses although selling, general and administrative expenses decreased through cost-reduction programs. Operating income from the life insurance business decreased compared to the same period of the previous fiscal year, however it increased compared to the fourth quarter of the previous fiscal year. Brokerage commissions from the securities brokerage business were flat compared to the same period of the previous fiscal year. Under these circumstances, segment revenues were down 13% to ¥43,225 million, and segment profits dropped 29% to ¥5,181 million compared to the same period of the previous fiscal year.

Targeting future growth, the trust and banking business has diversified its business by expanding into corporate finance on top of mortgage loans to individuals, and has increased its deposit base. As a result, segment assets increased 3% to ¥1,596,300 million compared to March 31, 2009.

Overseas Business

This segment consists of leasing, lending, investment in bonds, investment banking, realestate-related operations, and ship and aircraft-related operations in the U.S., Asia, Oceania and Europe.

Segment revenues declined 9% to ¥42,273 million compared to ¥46,360 million in the same period of the previous fiscal year. Gains on trading securities were up as a result of a recovery of the bond and equity markets in the U.S. during this fiscal period. However, the average aggregate asset balances of operating leases and direct financial leases were down 27% from the same period of the previous fiscal year as a result an of appreciated yen and a cautious stance on new transactions in Asia and Oceania. Operating lease revenues and direct financial lease revenues were down 26% as a result of an appreciated yen on top of the forgoing decline in the balance. In the U.S, interest on loans decreased due to a lower market interest rate and an appreciated yen.

Segment expenses were down 21% compared to the same period of the previous fiscal year mainly due to yen appreciation and decreased interest expense from a lower market interest rate, as well as a decrease in selling, general and administrative expenses.

Gains on sales of subsidiaries and affiliates increased compared to the same period of the previous fiscal year resulting from the IPO of a company which ORIX had an equity stake in Asia.

Under these circumstances, segment profits increased 96% to ¥11,257 million compared to ¥5,750 million in the same period of the previous fiscal year.

Segment assets were down 5% to ¥906,597 million compared to March 31, 2009 mainly due to a decrease in installment loans and direct financial lease assets resulting from the cautious stance on new transactions and yen appreciation.

Financial Condition

	(Millions of Yen, Yen, %)
	Fiscal year ended March 31, 2009	Fiscal period ended June 30, 2009	Change	Year on Year Change
Total Assets	8,369,736	8,139,440	(230,296)	(3%)
(Segment Assets)	7,232,671	7,051,338	(181,333)	(3%)
Total Liabilities	7,158,743	6,920,704	(238,039)	(3%)
(Long- and Short-term Debt)	5,252,012	5,052,458	(199,554)	(4%)
(Deposits)	667,627	708,680	41,053	6%
Shareholders’ Equity	1,167,530	1,175,444	7,914	1%
Shareholders’ Equity Per Share (Yen)	13,059.59	13,147.74	88.15	1%

Total Assets decreased 3% to ¥8,139,440 million from ¥8,369,736 million on March 31, 2009. “Investment in operating leases” increased due to the acquisition of real estate under operating leases, however “investment in direct financing leases” and “installment loans” decreased due to the stringent selection of new transactions and a focus on collections upon maturity. In addition, there were decreases in “investment in securities,” “investment in affiliates” and “inventories.” Segment assets were down 3% to ¥7,051,338 million compared to March 31, 2009.

Long- and short-term debt levels have decreased compared to fiscal year ended March 31, 2009 as a result of continued reductions in interest-bearing liabilities. However, “deposits” have increased compared to the fiscal year ended March 31, 2009 in line with the trust and banking business’ expansion into corporate lending. Shareholders’ equity remained flat year on year compared to March 31, 2009 at ¥1,175,444 million due to an increase in “accumulated other comprehensive income (loss)” resulting from an increase in net unrealized gains (losses) on investment in securities in addition to an increase in net income attributable to ORIX, which offset the decrease resulting from dividend payments.

(2) Liquidity and Capital Resources

ORIX Group requires capital resources at all times for maintaining working capital. We have put our main emphasis on ensuring stable funding and reducing our funding costs by diversifying our funding methods and procuring capital from a variety of sources. We strive for timely and flexible capital resource procurement by monitoring the funding requirements from our sales and investment operations, and the balance between the supply and demands of our funding needs. We are also monitoring the financial institutions’ willingness to lead money in the market, investors’ investment trends, and so on.

ORIX Group’s funding from long- and short-term debt and acceptance of deposits on a consolidated basis, as of June 30, 2009, was ¥5,761 billion.

Funding was mainly comprised of borrowings from financial institutions and direct fund procurement from capital markets. Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies, for a total of approximately 230 institutions. Procurement from the capital markets was composed of the issuance of ORIX straight bonds, commercial paper (CP), medium-term notes issued by ORIX and three overseas subsidiaries, the securitization of operating assets, and through unsecured convertible bonds with stock acquisition rights. The ratio of funding from capital markets to total debt with deposits was 34%.

Since the Lehman Brothers bankruptcy filing, we are facing financial market dysfunction. In response to this environment we have been implementing various measures such as decreasing interest bearing debt and improving our debt-to-equity ratio, issuing convertible bonds in December 2008 and increasing the average length of debt, and retaining excess liquidity through cash and deposits to decrease short term liquidity risk.

Debt

(a) Short-term debt

	June 30, 2009 (Millions of yen)	March 31, 2009 (Millions of yen)
Borrowings from financial institutions	507,246	568,676
Commercial paper	306,750	225,991
Medium-term notes	3,500	3,500

Total	817,496	798,167

Short-term debt at the end of the first fiscal quarter was ¥817,496 million, 16% of the total amount of debt compared to 15% at the end of the previous fiscal year.

Cash and cash equivalents, time deposits and the available amount of the committed credit facilities at the end of the first fiscal quarter were ¥699,999 million in total, which was 228% of ¥306,750 million outstanding CP balance at the end of the first fiscal quarter.

(b) Long-term debt

	June 30, 2009 (Millions of yen)	March 31, 2009 (Millions of yen)
Borrowings from financial institutions	2,578,830	2,676,129
Bonds	1,222,961	1,319,354
Medium-term notes	93,024	99,393
Payable under securitized lease and loan receivables	340,147	358,969

Total	4,234,962	4,453,845

Long-term debt at the end of the first fiscal quarter was ¥4,234,962 million, 84% of the total amount of debt compared to 85% at the end of the previous fiscal year. 61% of long-term debt consisted of borrowings from financial institutions.

(c) Deposits

	June 30, 2009 (Millions of yen)	March 31, 2009 (Millions of yen)
Deposits	708,680	667,627

Apart from the short-term and long-term debt noted above, ORIX Trust and Banking Corporation and ORIX Asia Limited accept deposits. The balance of deposits at the end of the first fiscal quarter was ¥ 708,680 million, an increase of 6% or ¥41,053 million from the end of the previous fiscal year.

(3) Summary of Cash Flows

Cash and cash equivalents decreased by ¥57,508 million to ¥402,461 million compared to March 31, 2009.

“Cash flows from operating activities” provided ¥6,450 million during the first fiscal period, having used ¥26,740 million in the same period of fiscal 2009, resulting from a decrease in volume of new investments in real estate for sale such as residential condominiums, and the adjustment of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” despite a decrease in “net income” compared to the previous fiscal year.

“Cash flows from investing activities” provided ¥111,792 million during the first fiscal period, having used ¥85,605 million during the same period of the previous fiscal year due to decreases in “ purchases of lease equipment”, “installment loans made to customers”, “purchases of available-for-sale securities” and “purchases of other securities” reflecting the policy of stringent selection of new transactions.

“Cash flows from financing activities” used ¥177,502 million during the first fiscal period, having provided ¥29,024 million during the same period of the previous fiscal year due to an increase in debt repayment.

(4) Challenges to be addressed

There were not any significant changes.

(5) Research and Development Activity

There were not any significant changes.

5.	Overview of Facilities

(1) Facilities for Rent

(a) New equipment acquisitions

In association with the operating lease business, the Company and its subsidiaries own facilities for rent. New equipment acquisitions were ¥45,299 million for the three months ended June 30, 2009.

(b) Details of facilities for rent

Details of facilities for rent at June 30, 2009 are as follows:

	Millions of yen	Composition ratio
Transportation equipment	591,795	35.9%
Measuring and information-related equipment	175,823	10.7
Real estate	859,102	52.2
Other	19,668	1.2

Subtotal	1,646,388	100.0%
Accumulated depreciation	(375,917)	—

Net	1,270,471	—

Accrued rental receivables	19,786	—

Total	1,290,257	—

For the three months ended June 30, 2009, the Company and its subsidiaries wrote down certain facilities for rent to their fair value under the provisions of FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). For further information on the write-downs, see Note 11 “write-downs of long-lived assets”.

(c) Plans for acquisition and disposal of facilities

For the three months ended June 30, 2009, there were not any significant changes in acquisition and disposal of facilities.

(2) Office Facilities and Facilities for Operation Other than for Rent

(a) Overview of facilities not for rent

The Company and its subsidiaries own the following facilities:

Head-office buildings

Facilities for welfare

Facilities for management such as golf courses and training facilities

(b) Status of main facilities not for rent

i) The Company

For the three months ended June 30, 2009, there were not any significant changes of major facilities.

ii) Subsidiaries in Japan

For the three months ended June 30, 2009, there were not any significant changes of major facilities.

iii) Overseas subsidiaries

For the three months ended June 30, 2009, there were not any significant changes of major facilities.

(c) Plans for acquisition and disposal of facilities not for rent

For the three months ended June 30, 2009, there were not any significant changes in acquisition and disposal of facilities not for rent.

6.	Company Stock Information

(1) Information of Outstanding Shares, Common Stock and Additional Paid-in Capital

The information of the number of outstanding shares, the amount of common stock and additional paid-in capital for the three months ended June 30, 2009 is as follows:

In thousands		Millions of yen
Number of outstanding shares		Common stock		Additional paid-in capital
Increase, net	June 30, 2009	Increase, net	June 30, 2009	Increase, net	June 30, 2009
0	92,217	1	102,218	1	129,397

Note:	*1	Additional paid-in capital represented as shown above is based on Japanese GAAP.
	*2	The exercise of stock acquisition right increased common stock and additional paid-in capital.
	*3	The number of outstanding shares was increased by 18,000,000 as a result of public offering, the payment day of which was July 21, 2009. Common stock and additional paid-in capital were increased by ¥41,677 million compared to June 30, 2009.

(2) List of Major Shareholders

(a) Barclays Global Investors Japan Ltd., Barclays Global Investors, N.A., Barclays Global Fund Advisors and Barclays Global Investors Ltd. jointly filed a report as required under Japanese regulations on May 15, 2009 that shows their share holdings of the Company as of May 11, 2009. However the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Barclays Global Investors Japan Ltd.	1,158	1.26%
Barclays Global Investors, N.A.	1,211	1.31
Barclays Global Fund Advisors	639	0.69
Barclays Global Investors Ltd	741	0.80

Total	3,750	4.07%

(b) Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., Mitsubishi UFJ Securities International plc, Mitsubishi UFJ Asset Management Co., Ltd. and MU Investments Co., Ltd. jointly filed an amended report as required under Japanese regulations on May 18, 2009 that shows their share holdings of the Company as of May 11, 2009. However the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Mitsubishi UFJ Trust and Banking Corporation *1	3,077	3.34%
Mitsubishi UFJ Securities Co., Ltd.	711	0.77
Mitsubishi UFJ Securities International plc *2	378	0.41
Mitsubishi UFJ Asset Management Co., Ltd.	675	0.73
MU Investments Co., Ltd.	374	0.41

Total	5,218	5.63%

*1,2	The number of shares and percentage of total shares in issued held by Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities International plc include the residual securities.

(c) Nomura Securities Co., Ltd., NOMURA INTERNATIONAL PLC, NOMURA SECURITIES INTERNATIONAL, Inc. and Nomura Asset Management Co., Ltd. jointly filed a report as required under Japanese regulations on June 2, 2009 that shows their share holdings of the Company as of May 26, 2009. However the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Nomura Securities Co., Ltd.	547	0.59%
NOMURA INTERNATIONAL PLC *3	4,198	4.55
NOMURA SECURITIES INTERNATIONAL, Inc.	10	0.01
Nomura Asset Management Co., Ltd. *4	4,799	5.20

Total	9,555	10.13%

*3,4	The number of shares and percentage of total shares in issued held by NOMURA INTERNATIONAL PLC and Nomura Asset Management Co., Ltd. include the residual securities.

(d) Fidelity Investments Japan Limited and FMR LLC jointly filed a report as required under Japanese regulations on June 19, 2009 that shows their share holdings of the Company as of June 15, 2009. However the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
Fidelity Investments Japan Limited	6,884	7.47%
FMR LLC	2,829	3.07

Total	9,714	10.53%

(e) JP Morgan Asset Management Limited., Highbridge Capital Management (Hong Kong), Limited. and J.P. Morgan Securities Ltd. jointly filed an amended report as required under Japanese regulations on July 6, 2009 that shows their share holdings of the Company as of June 30, 2009. However the reported number of shares held is not able to be confirmed against the list of shareholders because it has not been updated since March 31, 2009.

Name	Number of shares held (in thousands)	Percentage of total shares in issued
JP Morgan Asset Management Limited. *5	5,163	5.60%
Highbridge Capital Management (Hong Kong), Limited.	354	0.38
J.P. Morgan Securities Ltd.	322	0.35

Total	5,839	6.33%

*5	The number of shares and percentage of total shares in issued held by JP Morgan Asset Management Limited. include the residual securities.

7.	Others

(1) Dividends

On May 22, 2009, the board has approved to pay dividends, which record date was March 31, 2009.

Total dividends paid	¥6,261 million
Dividend per share	¥70.00

(2) The other than above, there is not applicable.

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2009	March 31, 2009
Assets	Millions of yen	Millions of yen
Cash and Cash Equivalents	402,461	459,969
Restricted Cash	135,947	128,056
Time Deposits	20,795	680
Investment in Direct Financing Leases	864,503	914,444
Installment Loans	3,164,129	3,304,101
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(164,810)	(158,544)
Investment in Operating Leases	1,290,257	1,226,624
Investment in Securities	910,253	926,140
Other Operating Assets	189,403	189,560
Investment in Affiliates	246,366	264,695
Other Receivables	227,896	228,581
Inventories	184,170	197,960
Prepaid Expenses	36,446	34,571
Office Facilities	86,502	86,945
Other Assets	545,122	565,954

Total Assets	8,139,440	8,369,736

(1) Condensed Consolidated Balance Sheets (Unaudited) (Continued)

	June 30, 2009	March 31, 2009
	Millions of yen	Millions of yen
Liabilities and Shareholders’ Equity
Liabilities:
Short-Term Debt	817,496	798,167
Deposits	708,680	667,627
Trade Notes, Accounts Payable and Other Liabilities	341,458	370,310
Accrued Expenses	76,602	96,662
Policy Liabilities	428,226	442,884
Current and Deferred Income Taxes	139,292	160,358
Security Deposits	173,988	168,890
Long-Term Debt	4,234,962	4,453,845

Total Liabilities	6,920,704	7,158,743

Redeemable Noncontrolling Interest	25,770	25,396

Commitments and Contingent Liabilities
Common Stock	102,218	102,216
Additional Paid-in Capital	136,642	136,313
Retained Earnings	1,072,850	1,071,919

Accumulated Other Comprehensive Income (Loss)	(85,782)	(92,384)

Treasury Stock, at Cost	(50,484)	(50,534)

Total Shareholders’ Equity	1,175,444	1,167,530

Noncontrolling Interests	17,522	18,067

Total Equity	1,192,966	1,185,597

Total Liabilities and Equity	8,139,440	8,369,736

(2) Condensed Consolidated Statement of Income (Unaudited)

	Three months ended June 30, 2008	Three months ended June 30, 2009
	Millions of yen	Millions of yen
Revenues:
Direct financing leases	17,460	13,564
Operating leases	72,190	69,769
Interest on loans and investment securities	51,121	41,955
Brokerage commissions and net gains (losses) on investment securities	(80)	7,487
Life insurance premiums and related investment income	32,982	26,097
Real estate sales	9,430	10,403
Gains on sales of real estate under operating leases	9,801	489
Other operating revenues	79,057	69,196

Total revenues	271,961	238,960

Expenses:
Interest expense	26,002	23,050
Costs of operating leases	49,708	48,388
Life insurance costs	26,359	21,779
Costs of real estate sales	11,623	10,596
Other operating expenses	45,164	39,856
Selling, general and administrative expenses	64,126	56,716
Provision for doubtful receivables and probable loan losses	10,398	12,405
Write-downs of long-lived assets	—	102
Write-downs of securities	1,915	2,748
Foreign currency transaction loss (gain), net	298	615

Total expenses	235,593	216,255

Operating Income	36,368	22,705

Equity in Net Income (Loss) of Affiliates	14,636	(9,161)
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	(231)	(707)

Income before Income Taxes and Discontinued Operations	50,773	12,837
Provision for Income Taxes	20,428	5,411

Income from Continuing Operations	30,345	7,426

Discontinued Operations:
Income from discontinued operations, net	4,619	(408)
Provision for income taxes	(1,895)	169

Discontinued operations, net of applicable tax effect	2,724	(239)

Net Income	33,069	7,187

Net Income (Loss) Attributable to the Noncontrolling Interests	710	(444)

Net Income Attributable to ORIX	32,359	7,631

Per Share Data (Unaudited)

	Yen	Yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Earnings Per Share attributable to ORIX-Basic:
Income from Continuing Operations	332.41	88.03
Discontinued Operations	30.55	(2.67)
Net Income	362.96	85.36

Earnings Per Share attributable to ORIX-Diluted:
Income from Continuing Operations	326.38	74.18
Discontinued Operations	29.71	(2.16)
Net Income	356.09	72.02

Consolidated Statement of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Net Income	33,069	7,187

Other Comprehensive Income:
Net change of unrealized gains (losses) on investment in securities	(9,681)	6,664
Net change of defined benefit pension plans	(124)	246
Net change of foreign currency translation adjustments	12,709	(173)
Net change of unrealized gains on derivative instruments	741	(941)
Total	3,645	5,796

Comprehensive Income	36,714	12,983

Comprehensive Income attributable to the noncontrolling interest	708	(1,250)

Comprehensive Income attributable to ORIX	36,006	14,233

Consolidated Statement of Changes in Equity

Three months ended June 30, 2009

	ORIX Shareholders
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity	Comprehensive Income
Beginning Balance	102,216	136,313	1,071,919	(92,384)	(50,534)	1,167,530	18,067	1,185,597

Contribution to subsidiaries							788	788
Transaction with noncontrolling interests		5				5	(1)	4
Comprehensive income
Net income			7,631			7,631	(444)	7,187	7,187
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				6,654		6,654	10	6,664	6,664
Net change of defined benefit pension plans				258		258	(12)	246	246
Net change of foreign currency Translation adjustments				629		629	(802)	(173)	(173)
Net change of unrealized gains on derivative instruments				(939)		(939)	(2)	(941)	(941)

						6,602	(806)	5,796	5,796

						14,233	(1,250)	12,983	12,983

Cash dividends			(6,261)			(6,261)	(72)	(6,333)
Conversion of convertible bond	2	2				4		4
Compensation cost of stock options		310				310		310
Acquisition of treasury stock					(1)	(1)		(1)
Other, net		12	(439)		51	(376)	(10)	(386)

Ending balance	102,218	136,642	1,072,850	(85,782)	(50,484)	1,175,444	17,522	1,192,966

Three months ended June 30, 2008

	ORIX Shareholders
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders’ Equity	Noncontrolling Interests	Total Equity	Comprehensive Income
Beginning Balance	102,107	135,159	1,083,439	(19,295)	(33,493)	1,267,917	17,229	1,285,416
Contribution to subsidiaries							604	604
Transaction with noncontrolling interests							(299)	(299)
Comprehensive income
Net income			32,359			32,359	710	33,069	33,069
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(9,679)		(9,679)	(2)	(9,681)	(9,681)
Net change of defined benefit pension plans				(124)		(124)		(124)	(124)
Net change of foreign currency Translation adjustments				12,709		12,709		12,709	12,709
Net change of unrealized gains on derivative instruments				741		741		741	741

Other comprehensive income						3,647	(2)	3,645	3,645

Comprehensive income						36,006	708	36,714	36,714

Cash dividends			(23,529)			(23,529)	(36)	(23,565)
Exercise of warrants, stock acquisition rights and stock options	60	60			14	134		134
Compensation cost of stock options		426				426		426
Acquisition of treasury stock					(29,290)	(29,290)		(29,290)
Other, net		150	18			168	(402)	(234)

Ending balance	102,167	135,795	1,092,287	(15,648)	(62,769)	1,251,832	17,804	1,269,636

(3) Condensed Consolidated Statement of Cash Flows

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Cash Flows from Operating Activities:
Net income	33,069	7,187
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,431	49,809
Provision for doubtful receivables and probable loan losses	10,398	12,405
Decrease in policy liabilities	(8,918)	(14,658)
(Gains) losses from securitization transactions	—	78
Equity in net (income) loss of affiliates	(14,636)	9,161
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	231	707
Gains on sales of available-for-sale securities	(1,118)	(1,478)
Gains on sales of real estate under operating leases	(9,801)	(489)
Gains on sales of operating lease assets other than real estate	(2,499)	(1,435)
Write-downs of long-lived assets	—	102
Write-downs of securities	1,915	2,748
Increase in restricted cash	(14,273)	(7,944)
Decrease (increase) in loans held for sale	(6,366)	509
Increase in trading securities	(713)	(74)
Decrease (increase) in inventories	(8,039)	14,120
Increase in prepaid expenses	(8,505)	(1,771)
Decrease in accrued expenses	(28,880)	(20,350)
Increase in security deposits	5,770	2,890
Other, net	(19,806)	(45,067)

Net cash provided by (used in) operating activities	(26,740)	6,450

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Cash Flows from Investing Activities:
Purchases of lease equipment	(201,394)	(90,892)
Principal payments received under direct financing leases	114,339	94,370
Net proceeds from securitization of lease receivables, loan receivables and securities	—	5,163
Installment loans made to customers	(347,986)	(156,711)
Principal collected on installment loans	379,318	254,827
Proceeds from sales of operating lease assets	39,458	18,184
Investment in affiliates, net	4,942	39
Proceeds from sales of investment in affiliates	1,606	4,367
Purchases of available-for-sale securities	(150,329)	(58,827)
Proceeds from sales of available-for-sale securities	63,990	22,591
Proceeds from redemption of available-for-sale securities	40,905	35,908
Purchases of other securities	(44,755)	(3,042)
Proceeds from sales of other securities	14,792	5,988
Purchases of other operating assets	(2,369)	(2,045)
Acquisitions of subsidiaries, net of cash acquired	(1,750)	(5,101)
Other, net	3,628	(13,027)

Net cash used in investing activities	(85,605)	111,792

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(114,648)	84,440
Proceeds from debt with maturities longer than three months	614,712	191,716
Repayment of debt with maturities longer than three months	(432,983)	(477,134)
Net increase in deposits due to customers	36,128	41,085
Issuance of common stock	120	2
Dividends paid	(23,529)	(6,261)
Net decrease in call money	(21,500)	(11,400)
Acquisition of treasury stock	(29,290)	(1)
Other, net	14	51

Net cash provided by (used in) financing activities	29,024	(177,502)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,933	1,752

Net decrease in Cash and Cash Equivalents	(81,388)	(57,508)
Cash and Cash Equivalents at Beginning of Year	320,655	459,969

Cash and Cash Equivalents at End of Period	239,267	402,461

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with requirements of accounting principles, procedures and disclosure related to issuing American Depositary Receipts, and generally accepted accounting principles in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements based on terms, formats and preparations pursuant to the rules regarding issuing American Depositary Receipts and registered with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate lease or loan are being deferred and amortized as yield adjustments over the life of related direct financing lease or loan by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”), certain costs associated with writing insurances or, deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, although policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under U.S. GAAP, these are calculated by the methodology which relevant authorities accept, under Japanese GAAP.

(d) Accounting for business combinations, goodwill and other intangible assets

Under U.S. GAAP, business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 are accounted for using the acquisition method.

Goodwill and intangible assets that have indefinite useful lives are not amortized, but are tested at least annually for impairment.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial loss is amortized using a corridor test. The Company and its subsidiaries also apply the recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”), and recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet.

Under Japanese GAAP, the unrealized net actuarial loss is fully amortized over a certain term within the average remaining service period of employees expected to receive related benefits. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial loss, on the consolidated balance sheet.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the financial result of discontinued operations and disposal gain or loss are presented as a separate line from continuing operations less applicable income taxes in the consolidated statement of income. The result of discontinued operations was reclassified as income from discontinued operations in each prior year in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented from continuing operations. Prior consolidated financial statements were not reclassified.

(g) Net Income in consolidated statements of income

Under U.S. GAAP, Net Income consists of Net Income attributable to the parent and Net Income attributable to the noncontrolling interests. Each of them are separately stated in the consolidated statements of income.

Under Japanese GAAP, Net Income attributable to the minority interests is not included in Net Income in the consolidated statements of income.

(h) Comprehensive income

Under U.S. GAAP, Comprehensive Income is required to be disclosed and it is separately stated in the consolidated financial statements.

Under Japanese GAAP, Comprehensive Income is not required to be disclosed.

(i) Partial sale and additional acquisition of in the parent’s ownership interest

Under U.S. GAAP, partial sale and additional acquisition of the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, partial sale of the parent’s ownership interest that leave control intact are accounted for as profit-loss transactions and additional acquisition of the parent’s ownership interest are accounted for as business combination. On the other hand, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold recognized in income but the gain or loss on the remeasurement to fair value of the interest retained does not recognized.

(j) Segment information

In accordance with FASB Statement No. 131 (“Disclosure about Segment of an Enterprise and Related information”), segment financial information is based on that which is regularly used by management for evaluating segment performance and deciding how to allocate resources.

Japanese GAAP requires disclosure of the information according to the kind of enterprise on the basis of products, the information according to location on the basis of the location of a selling agency, and the overseas sales information on the basis of a customer’s location.

(k) Classification in consolidated statement of cash flows

Classification in the statement of cash flows under U.S. GAAP is based on FASB Statement No. 95 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to Emerging Issue Task Force (“EITF”) 96-16 (“Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transition price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company or its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statement of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Initial direct costs are being deferred and amortized as a yield adjustment over the life of related lease by using the interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is stated at cost less accumulated depreciation, which was ¥375,917 million and ¥358,616 million at June 30, 2009 and March 31, 2009, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases”, whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.”

Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortizes them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the three months ended June 30, 2008 and 2009 amounted to ¥2,385 million, ¥2,897 million respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and the value of underlying collateral and guarantees. Generally, the valuation allowance for large balance non-homogeneous loans is individually assessed to determine whether the loan is impaired. If the loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loan if the loan is collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans and card loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of underlying collateral and guarantees, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the investor’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the next six months. In addition, the Company and its subsidiaries charge against income losses related to debt securities in situations where it is considered that the decline in the fair value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event.

For other securities, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for interim periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 40.3% and 42.2% for the three months ended June 30, 2008 and 2009 respectively. The Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9% for the three months ended June 30, 2008 and 2009. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan.

The Company and its subsidiaries have followed FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”). According to the interpretation, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statement of income.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion sold and the portion that continue to be held, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of interests that continue to be held is other than temporary, the Company and its subsidiaries consider the value of the interests that continue to be held to be impaired and record a write-down of the interests that continue to be held to fair value.

Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

(k) Derivative financial instruments

The Company and its subsidiaries apply FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and all derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also apply the recognition and disclosure provisions of FASB Statement No. 158 (“Employrs’ Accounting for Defined Benefits Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”), and recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”). FASB Statement No. 123(R) requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Company Law implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued.

Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of June 30, 2009 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and deposits collected on behalf of the customers and applied to non-recourse loans.

(q) Installment loans

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of June 30, 2009, and March 31, 2009, are ¥30,496 million and ¥36,896 million, respectively.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥26,379 million and ¥24,764 million as of June 30, 2009 and March 31, 2009, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and receivables relating to debt securities sold.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sales). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of June 30, 2009, and March 31, 2009, advance and/or progress payments were ¥164,295 million and ¥174,332 million, respectively, and finished goods were ¥19,875 million and ¥23,628 million, respectively.

For the three months ended June 30, 2008, a certain subsidiary recorded ¥3,081 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥37,015 million and ¥35,859 million as of June 30, 2009 and March 31, 2009, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed FASB Statement No. 141 (revised 2007) (FASB Statement No. 141(R)) (“Business Combination”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”). FASB Statement No. 141 requires that all business combinations be accounted for using the acquisition method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141(R) also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria – either the contractual-legal criterion or the separability criterion.

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥74,610 million and ¥77,244 million as of June 30, 2009 and March 31, 2009, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No.144, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income attributable to ORIX by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option NotesTM.

(ac) Redeemable noncontrolling interest

The noncontrolling interest in certain subsidiary is subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (“Classification and Measurement of Redeemable Securities”).

(ad) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjusts the carrying amount of its investment in the affiliate and recognizes gain or loss included in the consolidated statement of income in the year in which the change in ownership interest occurs.

(ae) New accounting pronouncements

In December 2007, FASB Statement No. 141 (revised 2007) (“Business Combinations”) was issued. This Statement requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the material information needed to evaluate and understand the nature and financial effect of the business combination. The Company and its subsidiaries adopted this Statement as of April 1, 2009.

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”) was issued. This Statement requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Statement, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. The Company and its subsidiaries adopted this Statement as of April 1, 2009. Therefore, noncontrolling interests, what were previously classified between liabilities and equity, are included in equity, and presentation of condensed consolidated statements of income is reclassified. In the same way, the financial statements that had been previously reported are reclassified.

In May 2009, FASB Statement No. 165 (“Subsequent Events”) was issued. This Statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Company and its subsidiaries adopted this Statement as of April 1, 2009.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140”) was issued. This Statement removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying “FIN 46(R)” to variable interest entities that are qualifying special-purpose entities. And this Statement modifies the financial-components approach used in Statement 140 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. This Statement is effective as of the beginning of fiscal year that begins after November 15, 2009 and for fiscal years and interim periods thereafter. The Company and subsidiaries are currently evaluating the effect that the adoption of this Statement will have on the Company and its subsidiaries’ results of operation and financial position.

In June 2009, FASB Statement No. 167 (“Amendment of FASB Interpretation No. 46(R)”) was issued. This Statement requires an enterprise to perform qualitative analysis that identifies the primary beneficiary, who shall consolidate a variable interest entity, as the enterprise that has both of the following characteristics:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Statement requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This Statement is effective as of the beginning of fiscal year that begins after November 15, 2009 and for fiscal years and interim periods thereafter. The Company and subsidiaries are currently evaluating the effect that the adoption of this Statement will have on the Company and its subsidiaries’ results of operation and financial position.

3.	Fair Value Measurements

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Statement classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

This Statement differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure mainly cash equivalents, trading securities, available-for-sale securities and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major assets and liabilities measured at fair value on a recurring basis as of June 30, 2009 and March 31, 2009:

June 30, 2009

Assets:	Millions of yen
	Total carrying value in consolidated balance sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	¥15,496	¥15,496	¥—	¥—
Trading securities	8,620	989	7,469	162
Available-for-sale securities*	716,817	44,445	264,289	408,083
Derivative assets	20,082	229	19,454	399

	¥761,015	¥61,159	¥291,212	¥408,644

*	Available-for-sale securities classified as Level 3 consist mainly of mortgage-backed and other asset-backed securities.

June 30, 2009

Liabilities:	Millions of yen
	Total carrying value in consolidated balance sheets	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative liabilities	¥21,724	¥78	¥21,584	¥62

March 31, 2009

Assets:	Millions of yen
	Total carrying value in consolidated balance sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	¥34,990	¥34,990	¥—	¥—
Trading securities	7,410	1,787	5,457	166
Available-for-sale securities*	729,273	40,473	240,941	447,859
Investment in affiliates**	10,245	3,291	—	6,954
Derivative assets	19,800	152	18,888	760
Others	942	—	942	—

	¥802,660	¥80,693	¥266,228	¥455,739

*	Available-for-sale securities classified as Level 3 consist mainly of mortgage-backed and other asset-backed securities.
**	Certain investment in affiliates for which the Company and its subsidiaries elected the fair value option under FASB Statement No.159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No.115”) during fiscal 2009 is measured at fair value on a recurring basis.

March 31, 2009

Liabilities:	Millions of yen
	Total carrying value in consolidated balance sheets	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative liabilities	¥26,999	¥89	¥26,818	¥92

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for three months ended June 30, 2009:

	Millions of yen
	Significant unobservable inputs (Level 3)
	Trading securities	Available-for-sale securities	Investment in affiliates	Derivatives assets
Balance at March 31, 2009	¥166	¥447,859	¥6,954	¥760
Total gains or losses (realized/ unrealized)	(4)	(7,807)	(6,954)	(361)
Included in earnings	—	(1,044)	(6,954)	(361)
Included in other comprehensive income	(4)	(6,763)	—	—
Purchases, sales, and redemptions	—	(32,791)	—	—
Transfers in and/or out of Level 3 (net) *	—	822	—	—

Balance at June 30, 2009	¥162	¥408,083	—	¥399

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	¥—	¥(834)	¥—	¥(361)

*	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

The following table presents the reconciliation for asset measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from April 1, 2008 to June 30, 2008:

Millions of yen
Significant unobservable Inputs (Level 3)
Available-for-sale securities
Balance at March 31, 2008	437,939
Total gains or losses (realized/ unrealized)	689
Included in earnings	174
Included in other comprehensive income	515
Purchases, sales, and redemptions	13,533
Transfers in Level 3	575

Balance at June 30, 2008	452,736

The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	174

Certain financial assets are required to be measured at fair value under certain circumstances (for example when there is impairment). As of June 30, 2009, ¥859 million of unlisted securities, ¥8,423 million of loans held for sale, ¥115,820 million of real estate collateral-dependent loans (net of allowance for probable loan losses) and ¥5,747 million operating lease assets are measured at fair value on a nonrecurring basis mainly due to impairment recognition. And the fair values of unlisted securities, loans held for sale and real estate collateral-dependent loan (net of allowance for probable loan losses) are classified as Level 3, and ¥5,652 million of operating lease assets are classified as Level 2 and ¥95 million of operating lease assets are classified as Level 3, respectively.

As of March 31, 2009, ¥4,065 million of unlisted securities, ¥26,002 million of loans held for sale, ¥113,242 million of real estate collateral-dependent loans (net of allowance for probable loan losses) and ¥28,727 million of certain investment in affiliates are measured at fair value on a nonrecurring basis mainly due to impairment recognition. And the fair values of unlisted securities, loans held for sale and real estate collateral-dependent loan (net of allowance for probable loan losses) are classified as Level 3, and ¥27,504 million of investment in affiliates are classified as Level 1 and ¥1,223 million of certain investment in affiliates are classified as Level 3, respectively.

The following is a description of the main valuation methodologies used for instruments measured at fair value.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets, and these securities are classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology and commonly used option-pricing models. Such securities are classified as Level 3, as the valuation models are based on inputs that are unobservable in the market.

Mortgage-backed and other asset-backed securities, classified as Level 3 of available-for-sale securities consist mainly of specified bonds issued by special purpose entities, or SPEs. When re-evaluating specified bonds issued by SPEs, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on the market interest rate and a risk premium. The future cash flows for the specified bonds issued by SPEs are estimated based on the contractual principal and interest repayment schedule on each of the specified bonds issued by SPEs. The risk premium is estimated mainly based on the value of collateral real estate of each specified bonds issued by SPEs and the seniority of the bonds.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodology. If the inputs used for these measurements that include yield curves, volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3.

4.	Investment in Securities

Investment in securities at June 30, 2009 and March 31, 2009 consists of the following:

	Millions of yen
	June 30, 2009	March 31, 2009
Trading securities	8,620	7,410
Available-for-sale securities	716,817	729,273
Other securities	184,816	189,457

Total	910,253	926,140

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at June 30, 2009 and March 31, 2009 are as follows:

June 30, 2009

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	64,345	241	(159)	64,427
Japanese prefectural and foreign municipal bond securities	24,427	340	(35)	24,732
Corporate debt securities	172,814	960	(4,283)	169,491
Mortgage-backed and other asset-backed securities	416,993	8,340	(18,181)	407,152
Equity securities	36,436	16,079	(1,500)	51,015

	715,015	25,960	(24,158)	716,817

March 31, 2009

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	70,463	116	(147)	70,432
Japanese prefectural and foreign municipal bond securities	16,625	132	(18)	16,739
Corporate debt securities	158,117	220	(7,355)	150,982
Mortgage-backed and other asset-backed securities	450,069	10,542	(15,022)	445,589
Equity securities	42,722	7,757	(4,948)	45,531

	737,996	18,767	(27,490)	729,273

Included in interest on loans and investment securities in the consolidated statement of income is interest income on investment securities of ¥5,657 million and ¥5,118 million, for the three months ended June 30, 2008 and 2009, respectively.

5.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries account for the transfer of the financial assets as the sale to the extent that consideration other than beneficial interests in the transferred financial assets is received in exchange when control over the financial assets is surrendered. In addition, the Company and its subsidiaries are not required to consolidate these SPEs if they are qualifying SPEs as defined in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”) or the Company and its subsidiaries are not primary beneficiaries of the SPEs pursuant to FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”). The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization.

Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. The Company and its subsidiaries periodically estimate the fair value of these interests that continue to be held and test whether the interests that continue to be held are recoverable.

During three months ended June 30, 2009, certain information with respect to these transactions accounted for as sales is as follows:

Millions of yen
Three months ended June 30, 2009
Direct financing leases:
Balance sold	¥5,241
Gains (losses) on sales	(78)
Interests that continue to be held	17,229

Regarding securitizations of direct financing lease receivables, for three months ended June 30, 2009, revenues from interests that continue to be held of ¥1,318 million is included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥376 million for three months ended June 30, 2009, is included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥705 million for three months ended June 30, 2009, is included in interest on loans and investment securities in the consolidated statements of income.

As of June 30, 2009 and March 31, 2009, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during three months ended June 30, 2009 are as follows:

Three months ended June 30, 2009
Direct financing leases
%
Expected credit loss	1.51
Discount rate	2.33-4.26
Annual prepayment rate	6.24

Interests that continue to be held from securitization transactions are recorded in the consolidated balance sheet at June 30, 2009 and March 31, 2009. Key economic assumptions used in measuring the fair value of them, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

June 30, 2009
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.21%-1.62%	0.72%-9.50%	0.78%-1.01%	2.61%-9.50%
Discount rate	1.77%-22.49%	0.43%-6.84%	2.45%-6.33%	0.61%-21.32%
Annual prepayment rate	0.21%-6.56%	1.73%-53.61%	1.56%-5.95%	34.26%-49.89%

	Millions of yen
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	¥80,717	¥5,628	¥24,743	¥32,844
Book value of the interests that continue to be held	75,466	5,938	23,419	34,936
Weighted average life (in years)	2.8-3.4	1.4	13.2-25.3	0.7-4.2
Expected credit loss:
+10%	458	76	29	72
+20%	916	151	58	156
Discount rate:
+10%	782	11	538	321
+20%	1,548	22	1,056	802
Prepayment rate:
+10%	104	43	187	7
+20%	210	86	368	14

March 31, 2009
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.21%-1.62%	0.72%-8.50%	0.79%-1.00%	2.00%-8.50%
Discount rate	1.83%-15.61%	0.84%-6.52%	2.36%-5.74%	0.79%-20.50%
Annual prepayment rate	0.21%-6.52%	1.50%-54.63%	2.67%-5.66%	33.44%-47.29%

	Millions of yen
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	¥64,183	¥5,783	¥25,429	¥34,463
Book value of the interests that continue to be held	57,632	5,969	23,717	36,365
Weighted average life (in years)	3.0-3.3	1.4	13.3-25.5	1.0-4.3
Expected credit loss:
+10%	456	71	46	74
+20%	914	140	80	125
Discount rate:
+10%	636	44	509	652
+20%	1,257	82	999	1,225
Prepayment rate:
+10%	148	51	220	8
+20%	296	101	419	16

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the interest that continue to be held is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Certain cash flows received from/paid to SPEs for all securitization activities for three months ended June 30, 2009 are summarized as follows:

Millions of yen
Three months ended June 30, 2009
Proceeds from new securitizations	¥5,163
Servicing fees received	100
Cash flows received on interests that continue to be held	5,272
Repurchases of ineligible assets	(5,034)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of June 30, 2009 and March 31, 2009 are as follows:

June 30, 2009

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,036,728	¥29,789	¥1,953
Installment loans	3,288,610	463,245	4,224

Total assets managed or sold on securitization	4,325,338	¥493,034	¥6,177

Less: assets sold on securitization	(296,706)

Assets held in portfolio	¥4,028,632

The total assets of direct financing leases and installment loans sold on securitization, as of June 30, 2009, are ¥323,858 million but the assets of ¥27,152 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of June 30, 2009, are ¥43,859 million and not included in the table above.

March 31, 2009

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,106,253	¥27,949	¥7,232
Installment loans	3,434,666	467,565	12,499

Total assets managed or sold on securitization	4,540,919	¥495,514	¥19,731

Less: assets sold on securitization	(322,374)

Assets held in portfolio	¥4,218,545

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2009, are ¥353,510 million, but the assets of ¥31,136 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of March 31, 2009, are ¥45,145 million and are not included in the table above.

The Company and its subsidiaries entered into other lease receivable securitization programs, other installment loan securitization programs and other investment in securities securitization programs that are not accounted for as sales but as secured borrowings. The payables under these securitization programs of ¥340,147 million and ¥358,969 million are included in long-term debt as of June 30, 2009 and March 31, 2009 respectively. The collateral under these securitization programs of ¥197,705 million and ¥184,149 million is included in investment in direct financing leases in the consolidated balance sheets as of June 30, 2009 and March 31, 2009, respectively. The collateral under these securitization programs of ¥279,855 million and ¥291,312 million is included in installment loans in the consolidated balance sheets as of June 30, 2009 and March 31, 2009, respectively. In addition, the collateral under these securitization programs of ¥14,676 million and ¥14,683 million is included in investment in securities in the consolidated balance sheets as of June 30, 2009 and March 31, 2009.

Also, the cash reserves included in trust accounts under these securitization programs of ¥17,749 million and ¥22,471 million are included in other assets in the consolidated balance sheets as of June 30, 2009 and March 31, 2009 respectively.

6.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

All of these facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of the Company’s financial statements. In most of cases, it is qualitatively clear based on the extent of the involvements of the Company and its subsidiaries or seniority of its investments, whether the Company and its subsidiaries are the primary beneficiary or not.

The Company and its subsidiaries generally consider the following types of involvement to be significant, when making such determination.

•	designing the structuring of a transaction

•	providing an equity investment and debt financing

•	being the investment manager and receiving variable fees

•	providing liquidity and other financial support

Information about significant VIEs for the Company and its subsidiaries are as follows:

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIEs structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. Among those VIEs, no VIEs were subject to consolidation. The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥2,642 million and ¥2,642 million as non-recourse loans and ¥10,701 million and ¥11,164 million as equity investments as of June 30, 2009 and March 31, 2009, respectively. Those non-recourse loans are included in installment loans in the consolidated balance sheets and those equity investments are mainly included in other operating assets in the consolidated balance sheets. The maximum exposure to loss is the amount equal to the total of such loans and equity investments. Total assets of such non-consolidated VIEs are ¥81,439 million and ¥82,037 million as of June 30, 2009 and March 31, 2009, respectively.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold debt securities issued by them and/or make investments in them. Total assets of consolidated VIEs were ¥20,714 million and ¥20,953 million as of June 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets. And total liabilities of those consolidated VIEs were ¥9,251 million and ¥9,608 million as of June 30, 2009 and March 31, 2009, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥11,246 million and ¥11,339 million of VIEs’ assets are pledged as collateral for the non-recourse loans as of June 30, 2009 and March 31, 2009, respectively. The lenders of the non-recourse loans and the creditor of the other liabilities have no recourse to other assets of the Company and its subsidiaries.

The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥4,665 million and ¥12,373 million as non-recourse loans and debt securities, and ¥49,026 million and ¥44,222 million as equity investments as of June 30, 2009 and March 31, 2009, respectively. Those debt securities are included in investment in securities, those non-recourse loans are included in installment loans and those equity investments are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets. The maximum exposure to loss are ¥99,639 million and ¥77,956 million as of June 30, 2009 and March 31, 2009, respectively, since the Company and its subsidiaries have agreements to commit to invest in certain such non-consolidated VIEs, as long as the agreed-upon terms are met. Total assets of such non-consolidated VIEs are ¥475,534 million and ¥476,390 million as of June 30, 2009 and March 31, 2009, respectively.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish VIEs to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

For three months ended June 30, 2009 and fiscal 2009, the Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional funding is ¥5,148 million and ¥7,653 million. As a result, the Company and its subsidiaries have absorbed a majority of the expected losses and consolidated those VIEs.

Total assets of such VIEs are ¥396,834 million and ¥339,141 million as of June 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in investment in operating leases, other assets and other operating assets in the consolidated balance sheets as of June 30, 2009 and March 31, 2009, respectively. And total liabilities of those consolidated VIEs were ¥109,973 million and ¥108,250 million as of June 30, 2009 and March 31, 2009, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥160,267 million and ¥160,283 million of VIEs’ assets are pledged as collateral for the non-recourse loans as of June 30, 2009 and March 31, 2009, respectively. The lenders of the non-recourse loans and the creditors of the other liabilities have no recourse to other assets of the Company and its subsidiaries.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the VIEs are mainly conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs.

Total assets of the consolidated VIEs are ¥16,814 million and ¥17,295 million as of June 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of June 30, 2009 and March 31, 2009, respectively. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥475 million and ¥475 million of VIEs’ assets are pledged as collateral for the non-recourse loans as of June 30, 2009 and March 31, 2009, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) VIEs for acquisition of loan receivables

The Company is involved with VIEs established by customers to purchase loan receivables. VIEs receive loan receivables as trust assets from the customers. The servicing operations for the VIEs are conducted by the customers.

The Company consolidated such VIEs since the Company purchased all of beneficial interests of such VIEs.

Total assets of the consolidated VIEs are ¥106,796 million and ¥103,161 million as of June 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of June 30, 2009 and March 31, 2009.

(f) VIEs for investment in securities

The Company and its subsidiaries have the interests of VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them.

Total assets of the consolidated VIEs are ¥38,095 million and ¥39,296 million as of June 30, 2009 and March 31, 2009, respectively. Those assets are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets as of June 30, 2009 and March 31, 2009. Total liabilities of those consolidated VIEs were ¥16,213 million and ¥15,551 million as of June 30, 2009 and March 31, 2009, respectively. Those liabilities are mainly included in trade notes, accounts payable and other liabilities in the consolidated balance sheets. The creditors of those liabilities have no recourse to other assets of the Company and its subsidiaries. The Company has agreements to commit to invest in certain such consolidated VIEs. The total unused capital amount available is ¥1,962 million and ¥1,995 as of June 30, 2009 and March 31, 2009, respectively.

(g) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. The Company and its subsidiaries do not guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

Most of these kumiais are not consolidated by the Company and its subsidiaries since the Company and its subsidiaries are not the primary beneficiary.

7.	Investment in Affiliates

Investment in affiliates at June 30, 2009, and March 31, 2009 consists of the following:

	Millions of yen
	June 30, 2009	March 31, 2009
Shares	241,976	260,155
Loans	4,390	4,540

	246,366	264,695

Combined and condensed information relating to the affiliates for the three months ended June 30, 2009 and 2008 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen
	June 30, 2008	June 30, 2009
Operations:
Total revenues	411,981	298,851
Income before income taxes	46,946	(12,004)
Net income	37,140	(8,607)

Financial position:
Total assets	4,446,883	4,144,181
Total liabilities	3,421,572	3,181,680
Shareholders’ equity	1,025,311	962,501

During the three months ended June 30, 2009, a loss of ¥6,954 million is recorded in equity in net income (loss) of affiliates in the consolidated statement of income, as a change in fair value in relation to an investment that is measured at fair value by the election of fair value option of FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No.115”). In addition, the Company and its subsidiaries sold the investment and recognized a loss of ¥2,724 million in gains (losses) on sales of subsidiaries and affiliates and liquidation losses in the consolidated statement of income for the three months ended June 30, 2009. As a result, there is no related balance in the consolidated balance sheet as of June 30, 2009.

On July 1, 2009, the Company transferred its 51% share ownership in ORIX Credit Corporation (“ORIX Credit”), a domestic subsidiary that operates a card loan business, to Sumitomo Mitsui Banking Corporation, and ORIX Credit became an affiliate accounted for by the equity method with an investment of 49%. The related assets and liabilities mainly include installment loans of ¥340,155 million, short and long term debt of ¥290,848 million in the accompanying consolidated balance sheet as of June 30, 2009.

8.	Shareholders’ Equity

As of June 30, 2008 and 2009

	Type and number of outstanding shares, including treasury shares

Common stock, 92,217 thousand shares

‚	Type and number of treasury shares

Common stock, 2,815 thousand shares

ƒ	Stock acquisition rights

Liquid Yield Option Notes	Convertible into 2,435,138 shares of common stock
Series Three Unsecured Bonds	Convertible into 21,087,430 shares of common Stock, exercisable after February 2, 2009
2006 Stock acquisition rights	¥1,768 million, exercisable after June 21, 2008
2007 Stock acquisition rights	¥1,777 million, exercisable after July 5, 2009
2008 Stock acquisition rights	¥373 million, exercisable after July 18, 2010

„	Dividends

Resolution	The board of directors on May 22, 2009
Type of shares	Common stock
Total dividends paid	¥6,261 million
Dividend per share	¥70.00
Date of dividend record	March 31, 2009
Date of entry into force	June 2, 2009
Dividend resource	Retained earnings

9.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2008 and 2009 are as follows:

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Personnel expenses	35,494	32,720
Selling expenses	8,578	5,456
Administrative expenses	19,106	17,710
Depreciation	948	830

Total	64,126	56,716

The three months amounts related to discontinued operations are reclassified.

10.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the three months ended June 30, 2008 and 2009 consists of the following:

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Service cost	760	816
Interest cost	336	321
Expected return on plan assets	(512)	(439)
Amortization of transition obligation	—	(1)
Amortization of net actuarial loss	181	525
Amortization of prior service credit	(302)	(302)

Net periodic pension cost	463	920

11.	Write-Downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value.

For the three months ended June 30, 2008 and 2009, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥47 million and ¥977 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations (The amount of ¥102 million was reflected as write-downs of long-lived assets for the three months ended June 30, 2009.).

The losses of ¥67 million were included in the Corporate Financial Services segment, ¥721 million were included in the Real Estate segment, ¥189 million were included in the Overseas Business segment. The details of write-downs are mainly as follows.

Condominiums—For the three months ended June 30, 2008 and 2009, ¥47 million and ¥721 million of write-downs were recorded, for 24 units and 16 units to be disposed of by sale, respectively.

Others—For the three months ended June 30, 2009, ¥256 million of write-downs for other long-lived assets. There was no impairment for other long-lived assets for the three months ended June 30, 2008.

12.	Discontinued Operations

FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale to discontinued operations, without significant continuing involvement in the operations. Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries, the business units, and certain properties, which have been sold or to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of the subsidiaries, the business units and these properties recognized for the three months ended June 30, 2008 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

The Company had begun the liquidation procedure for a subsidiary in Europe since the fiscal year ended March 31, 2008, and has been completed such procedure and recorded ¥14 million of liquidation gains for the three months ended June 30, 2009. The subsidiary decided to transfer the business of its subsidiary in Japan, which operated a spa, for the three months June 30, 2009. Cash and cash equivalents of ¥20 million about such subsidiary in Japan are mainly included in the accompanying consolidated balance sheets at June 30, 2009.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the three months ended June 30, 2008 and 2009, the Company and its subsidiaries earned ¥4,563 million and ¥505 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥15,494 million and ¥8,721 million which are included in investment in operating leases in the accompanying consolidated balance sheets at June 30, 2009 and March 31, 2009.

Discontinued operations for the three months ended June 30, 2008 and 2009 consist of the following:

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Revenues	5,371	769
Income from discontinued operations, net	4,619	(408)

13.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the three months ended June 30, 2008, and 2009 is as follows:

In the three months ended June 30, 2008, the diluted EPS calculation excludes warrants for 737 thousand shares, as they were antidilutive. In the three months ended June 30, 2009, the diluted EPS calculation excludes warrants for 1,340 thousand shares, convertible bond for 2,435 thousand shares and treasury stock for 102 thousand shares, as they were antidilutive.

	Millions of yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Income attributable to ORIX from continuing operations	29,635	7,870
Effect of dilutive securities—
Convertible bond	282	326

Income attributable to ORIX from continuing operations for diluted EPS computation	29,917	8,196

	Thousands of shares
	Three months ended June 30, 2008	Three months ended June 30, 2009
Weighted- average shares	89,153	89,401
Effect of dilutive securities—
Warrants	219	—
Convertible bond	2,271	21,087
Treasury stock	21	—

Weighted-average shares for diluted EPS computation	91,664	110,488

	Yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Earnings per share for income attributable to ORIX from continuing operations:
Basic	332.41	88.03
Diluted	326.38	74.18

Shareholders’ equity per share as of June 30, 2009, and March 31, 2009 is as follows:

	Yen
	June 30, 2009	March 31, 2009
Shareholders’ equity per share	13,147.74	13,059.59

14.	Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(e) Trading derivatives or derivatives not Designated as Hedging Instruments

The Company and certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements and foreign exchange contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133.

FASB Statement No. 161 (“Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”) requires companies with derivative instruments to disclose the fair value of derivative instruments and their gains (losses) in tabular format, information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended June 30, 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen

Interest rate Swap agreements	¥180	Interest on loans and investment securities/Interest expense	¥(13)	—	—

Foreign Exchange contracts	118	Foreign currency transaction loss (gain), net	2	—	—

Foreign Currency Swap agreements	(1,872)	Interest on loans and investment securities/Interest expense/ Foreign currency transaction loss (gain), net	(58)	—	—

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location

Interest rate swap agreements	¥413	Other operating revenues/expenses	¥(352)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	1,937	Foreign currency transaction loss (gain), net	(1,937)	Foreign currency transaction loss (gain), net

Foreign currency swap agreements	531	Other operating revenues/expenses	(531)	Foreign currency transaction loss (gain), net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in accumulated other comprehensive income (loss) on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statement of income location	Millions of yen	Consolidated statement of income location	Millions of yen

Foreign exchange contracts	¥(346)	Brokerage commissions and net gains (losses) on investment securities	¥779	—	—

Debt loan in local currency	971	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statement of income location

Interest rate swap agreements	¥3	Other operating revenues/expenses

Foreign currency swap agreements	962	Other operating revenues/expenses

Futures	(86)	Brokerage commissions and net gains (losses) on investment securities

Foreign exchange contracts	33	Brokerage commissions and net gains (losses) on investment securities

Credit derivatives held/written	237	Other operating revenues/expenses

Options held/written, Caps held	(634)	Other operating revenues/expenses

Notional amounts of derivative instruments, Fair values of derivative instruments in consolidated balance sheet at June 30, 2009 and March 31, 2009 are as follows.

June 30, 2009

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheet location	Fair value	Consolidated balance sheet location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments

Interest rate swap agreements	¥286,687	¥6	Other Assets	¥4,045	Trade Notes, Accounts Payable and Other Liabilities

Futures, Foreign exchange contracts	170,664	2,616	Other Assets	1,231	Trade Notes, Accounts Payable and Other Liabilities

Foreign currency swap agreements	193,831	15,487	Other Assets	14,959	Trade Notes, Accounts Payable and Other Liabilities

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	¥7,647	¥1	Other Assets	¥116	Trade Notes, Accounts Payable and Other Liabilities

Options held/written, Caps held	9,888	50	Other Assets	45	Trade Notes, Accounts Payable and Other Liabilities

Futures, Foreign exchange contracts	301,612	665	Other Assets	430	Trade Notes, Accounts Payable and Other Liabilities

Foreign currency swap agreements	10,716	853	Other Assets	836	Trade Notes, Accounts Payable and Other Liabilities

Credit derivatives held/written	52,023	404	Other Assets	62	Trade Notes, Accounts Payable and Other Liabilities

March 31, 2009

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheet location	Fair value	Consolidated balance sheet location
	Millions of yen	Millions of yen		Millions of yen

Derivatives designated as hedging instruments

Interest rate swap agreements	¥284,981	¥86	Other Assets	¥4,731	Trade Notes, Accounts Payable and Other Liabilities

Futures, Foreign exchange contracts	159,066	773	Other Assets	6,782	Trade Notes, Accounts Payable and Other Liabilities

Foreign currency swap agreements	209,921	17,361	Other Assets	13,608	Trade Notes, Accounts Payable and Other Liabilities

Trading derivatives or derivatives not designated as hedging instruments

Interest rate swap agreements	¥8,353	¥2	Other Assets	¥121	Trade Notes, Accounts Payable and Other Liabilities

Options held/written, Caps held	8,653	550	Other Assets	89	Trade Notes, Accounts Payable and Other Liabilities

Futures, Foreign exchange contracts	237,759	706	Other Assets	505	Trade Notes, Accounts Payable and Other Liabilities

Foreign currency swap agreements	10,827	—	—	945	Trade Notes, Accounts Payable and Other Liabilities

Credit derivatives held/written	54,913	322	Other Assets	218	Trade Notes, Accounts Payable and Other Liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on June 30, 2009.

FSP FAS 133-1 and FIN 45-4 (Disclosure about credit derivatives and certain guarantees and clarification of the effective date of FASB Statement No.161) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading as of June 30, 2009. Details of credit derivatives written are as follows.

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of a credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	¥7,000	Less than three year	¥(62)

Total return swap	In case of underlying reference CMBS price falling beyond certain extent. *2	44,700	Less than three year	399

*1	Underlying reference company’s credit ratings are more than BBB+ grade rated by rating agencies as of June 30, 2009.
*2	Underlying reference CMBS’s credit rating is top grade rated by three rating agency as of June 30, 2009. Unless such top graded CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

15.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

June 30, 2009

	Millions of yen
	Carrying amount	Estimated fair value

Trading instruments
Trading securities	¥8,620	¥8,620
Futures:
Assets	375	375
Liabilities	225	225
Credit derivatives held/written:
Assets	404	404
Liabilities	62	62
Options and other derivatives:
Assets	50	50
Liabilities	45	45

Non-trading instruments
Assets:
Cash and cash equivalents	402,461	402,461
Restricted cash	135,947	135,947
Time deposits	20,795	20,795
Installment loans (net of allowance for probable loan losses)	3,027,253	2,937,829
Investment in securities:
Practicable to estimate fair value	716,817	716,817
Not practicable to estimate fair value	184,816	184,816
Liabilities:
Short-term debt	817,496	817,496
Deposits	708,680	722,020
Long-term debt	4,234,962	4,159,899
Futures, Foreign exchange contracts:
Assets	2,906	2,906
Liabilities	1,436	1,436
Foreign currency swap agreements:
Assets	16,340	16,340
Liabilities	15,795	15,795
Interest rate swap agreements:
Assets	7	7
Liabilities	4,161	4,161

March 31, 2009

	Millions of yen
	Carrying amount	Estimated fair value

Trading instruments
Trading securities	¥7,410	¥7,410
Futures:
Assets	307	307
Liabilities	303	303
Credit derivatives held/written:
Assets	322	322
Liabilities	218	218
Options and other derivatives:
Assets	550	550
Liabilities	89	89

Non-trading instruments
Assets:
Cash and cash equivalents	459,969	459,969
Restricted cash	128,056	128,056
Time deposits	680	680
Installment loans (net of allowance for probable loan losses)	3,173,097	3,059,280
Investment in securities:
Practicable to estimate fair value	729,273	729,273
Not practicable to estimate fair value	189,457	189,457
Liabilities:
Short-term debt	798,167	798,167
Deposits	667,627	680,740
Long-term debt	4,453,845	4,233,800
Futures, Foreign exchange contracts:
Assets	1,172	1,172
Liabilities	6,984	6,984
Foreign currency swap agreements:
Assets	17,361	17,361
Liabilities	14,553	14,553
Interest rate swap agreements:
Assets	88	88
Liabilities	4,852	4,852

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values). As for the specified bonds issued by the special purpose entities, or SPEs included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by discounting future cash flows (see Note 2). The Company and its subsidiaries have not estimated the fair value of other securities, as it is not practical. Those other securities consist of non-marketable equity securities, preferred capital shares and unlisted investment funds. Because there were no quoted market prices for other securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

16.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥12,312 million and ¥15,513 million as of June 30, 2009 and March 31, 2009, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	June 30, 2009	March 31, 2009
Within one year	4,201	4,194
More than one year	22,308	22,832

Total	26,509	27,026

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥2,642 million and ¥2,594 million for the three months ended June 30, 2008 and 2009, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥264 million and ¥258 million for the three months ended June 30, 2008 and 2009, respectively. At June 30, 2009 and March 31, 2009, the amounts due are as follows:

	Millions of yen
	June 30, 2009	March 31, 2009
Within one year	895	825
More than one year	829	921

Total	1,724	1,746

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥174,609 million and ¥186,248 million as of June 30, 2009 and March 31, 2009, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for consumers such as card loans, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥404,315 million and ¥392,861 million as of June 30, 2009 and March 31, 2009, respectively.

Guarantees—The Company and its subsidiaries apply FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of June 30, 2009 and March 31, 2009.

	Millions of yen
	June 30, 2009		March 31, 2009
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	21,134	3,013	21,834	3,148
Consumer loans	40,509	2,949	35,701	2,818
Corporate loans	249,730	5,159	258,589	7,131
Other	261	1	264	2

Total	311,634	11,122	316,388	13,099

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ operating assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of June 30, 2009 and March 31, 2009, total amount of such guarantees and book value of guarantee liabilities which amount included in the table above are ¥1,201,500 million and ¥1,196,200 million, and ¥2,819 million and ¥4,050 million, respectively.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the three months ended June 30, 2009.

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral— In addition to the assets that are not accounted for as sales but for as secured borrowings as described in Note 5 (“Securitization Transactions”), and the assets held by SPEs described in Note 6 (“Variable Interest Entities”), the short-term and long-term debt payables to financial institutions are secured by the following assets as of June 30, 2009 and March 31, 2009:

	Millions of yen
	June 30, 2009	March 31, 2009
Minimum lease payments, loans and investment in operating leases	142,946	104,106
Investment in securities	1,268	34,930
Investment in affiliates	9,317	9,179
Other operating assets	54,252	53,327
Office Facilities and others	21,072	11,443

Total	228,855	212,985

As of June 30, 2009 and March 31, 2009, investment in securities of ¥35,688 million and ¥35,140 million, respectively, were pledged for primarily collateral deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥32,298 million and ¥18,547 million as of June 30, 2009 and March 31, 2009, respectively, that may be sold or repledged by the subsidiary. As of June 30, 2009 and March 31, 2009, ¥18,729 million and ¥10,239 million at market value of the securities were repledged as collateral, respectively.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

17.	Segment Information

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business for the sale of financial products, and environment-related business
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing
Real Estate	:	Development and rentals of commercial real estate, Condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services
Investment Banking	:	Real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital
Retail	:	Trust and Banking services, card loans, life insurance, and securities brokerage
Overseas Business	:	Leasing, Lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations

Financial information of the segments for the three months ended June 30, 2008 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment Revenues	35,799	58,863	60,755	23,336	49,650	46,360	274,763
Segment Profits	5,746	7,506	21,089	7,257	7,258	5,750	54,606

Financial information of the segments for the three months ended June 30, 2009 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Segment Revenues	30,441	56,237	42,645	21,011	43,225	42,273	235,832
Segment Profits (losses)	1,894	5,192	261	(10,161)	5,181	11,257	13,624
Segment Assets	1,477,187	622,059	1,162,681	1,286,514	1,596,300	906,597	7,051,338

Segment Assets information of June 30, 2009 and March 31, 2009 is as follows

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
June 30, 2009	1,477,187	622,059	1,162,681	1,286,514	1,596,300	906,597	7,051,338
March 31, 2009	1,583,571	648,314	1,175,437	1,321,491	1,554,006	949,852	7,232,671

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statement of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net Income (Loss) Attributable to the Noncontrolling Interests and discontinued operations. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses and are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

The reconciliation of segment totals to consolidated financial statement amounts is as follows.

Millions of yen
Three months ended June 30, 2008
Segment revenues:
Total revenues for segments	274,763
Revenue related to corporate assets	2,569
Revenue from discontinued operations	(5,371)

Total consolidated revenues	271,961

Segment profit:
Total profit for segments	54,606
Corporate interest expenses, general and administrative expenses	709
Corporate other gain or loss	(633)
Discontinued operations	(4,619)
Minority Interests in Earnings of Subsidiaries	710

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	50,773

Millions of yen
March 31, 2009
Segment assets:
Total assets for segments	7,232,671
Cash and cash equivalents, restricted cash and time deposits	588,705
Allowance for doubtful receivables on direct financing leases and probable loan losses	(158,544)
Other receivables	228,581
Other corporate assets	478,323

Total consolidated assets	8,369,736

Millions of yen
Three months ended June 30, 2009
Segment revenues:
Total revenues for segments	235,832
Revenue related to corporate assets	3,897
Revenue from discontinued operations	(769)

Total consolidated revenues	238,960

Segment profit:
Total profit for segments	13,624
Corporate interest expenses, general and administrative expenses	(52)
Corporate other gain or loss	(699)
Discontinued operations	408
Minority Interests in Earnings of Subsidiaries	(444)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries and Discontinued Operations	12,837

Segment assets:
Total assets for segments	7,051,338
Cash and cash equivalents, restricted cash and time deposits	559,203
Allowance for doubtful receivables on direct financing leases and probable loan losses	(164,810)
Other receivables	227,896
Other corporate assets	465,813

Total consolidated assets	8,139,440

The following information represents geographical revenues, segment profit and segment assets which are attributed to geographic areas based on the country location of the Company and its subsidiaries.

For the three months ended June 30, 2008

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	232,193	19,749	25,390	(5,371)	271,961
Segment Profits	49,168	2,381	3,843	(4,619)	50,773

For the three months ended June 30, 2009

	Millions of yen
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Total
Segment Revenues	199,872	20,585	19,272	(769)	238,960
Segment Profits	2,262	4,920	5,247	408	12,837

*	Note: Segment information by location are based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

No single customer accounted for 10% or more of the segment revenues.

In addition to the disclosure requirements under SFAS No. 131, this information is disclosed pursuant to the disclosure requirements of the Japanese Financial Instruments and Exchange Law.

For the three months ended June30, 2008 revenues from overseas customers are as follows.

For the three months ended June 30, 2008

	Millions of yen
	The Americas*1	Other*2	Total
I Overseas revenue	18,986	26,814	45,800
II Consolidated revenue			271,961
III The rate of the overseas revenues to consolidated revenue	7.0%	9.8%	16.8%

For the three months ended June 30, 2009

	Millions of yen
	The Americas*1	Other*2	Total
I Overseas revenue	24,395	19,685	44,080
II Consolidated revenue			238,960
III The rate of the overseas revenues to consolidated revenue	10.2%	8.2%	18.4%

* Results of discontinued operations are not included in “Overseas Revenues”.

* 1: Mainly the United States

* 2: Mainly Asia, Europe, Oceania and The Middle East

18.	Subsequent Event

The company has issued new shares in a primary offering that was resolved in accordance with the approval by the Board of Directors on June 23, 2009 and by the Representative Executive Officer on July 2 and 13, 2009. The details are as follows.

(1)	Class and Number of Shares to be Offered	18,000,000 shares of common stock of ORIX, which is the sum of (i) and (ii) below.
		(i)	Japanese Public Offering: 4,186,860 shares
		(ii)

International Offering: 12,102,740 shares; and a maximum of 1,710,400 shares which shall be the subject of purchase options to be granted to the International Underwriters for the purchase of additionally issued shares.

(2)	Method of Offering	(i) With respect to the offering in (1). (i) above, the Initial Japanese Underwriters shall underwrite and purchase all of the new shares at the amounts to be paid, and the Japanese Underwriters shall handle the public offering at the issue price.

		(ii) With respect to the offering in (1).(ii) above, the International Underwriters shall underwrite and purchase all new shares at the amounts to be paid and offer the shares at the issue price.

(3)	Issue Price	¥4,830 per share

(4)	Total Amount of Issue Price	¥86,940,000,000

(5)	Amount to be Paid	¥4,630.80 per share The Underwriters will receive the difference between the issue price and amount to be paid.

(6)	Total Amount to be Paid	¥83,354,400,000

(7)	Amount of Stated	Amount of Stated Capital to be Increased:	¥41,677,200,000
	Capital and Capital Reserve to be Increased	Capital Reserve to be Increased:	¥41,677,200,000

(8)	Payment Date	July 21, 2009

(9)	Use of Proceeds	¥30,000,000,000 will be appropriated to repay interest-bearing debt, with the remainder to be appropriated for investment by the ORIX Group.

Subsequent events are events that evaluate after the balance sheet data before financial statements issued or are available to be issued, August 12, 2009.